UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LaserLock Technologies, Inc.

File No. 000-31927 - CF# 22551

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LaserLock Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on August 19, 2008.

Based on representations by LaserLock Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        David L. Orlic
        Special Counsel